UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 30, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: China Eastern Airlines Corporation Limited

Stock code: 00670                                                          Date submitted: 29 August 2019

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”).

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary Shares (H Shares and A Shares)

I.

Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 31 July 2019	4,659,100,000 H Shares and 9,808,485,682 A Shares

Allotment and issue of new H shares on 29 August 2019 pursuant to the non-public issuance of H shares under a specific mandate granted by the shareholders of the Company on 30 August 2018 (Note 3)	517,677,777 H Shares	Approx. 3.58% of the total issued share capital of the Company	HK$4.29 (equivalent to approximately RMB3.85, using the exchange rate of HK$1.00 = RMB0.89809)	HK$3.68	Approx. 16.58% premium

Share repurchases	N/A	N/A

Closing balance as at (Note 8) 29 August 2019	5,176,777,777 H Shares and 9,808,485,682 A Shares

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:

(Note 9)

(i)  all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)  all pre-conditions for the listing imposed by the Listing Rules under “Qualifications of listing” have been fulfilled;

(iii)   all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv) all the securities of each class are in all respects identical (Note 10);

(v)   all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)  completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)  the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.	Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.

3.

Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.

The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer’s total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.

Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:

•	“issues of shares” should be construed as “repurchases of shares”; and

•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:

•	“issues of shares” should be construed as “redemptions of shares”;

•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and

•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

Note to Section II:    Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Wang Jian
(Name)

Title:	Company Secretary
(Director, Secretary or other duly authorised office